SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2011

HIGHWAY HOLDINGS LIMITED
(Translation of Registrant's Name Into English)

Suite 810, Level 8
Landmark North
39 Lung Sum Avenue
Sheung Shui
New Territories, Hong Kong
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒     Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐     No  ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.)

Attached to this Report on Form 6-K are the press releases issued by the registrant on February 8, 2011 and February 28, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HIGHWAY HOLDINGS LIMITED

Date: February 28, 2011	By:	/s/ ROLAND W. KOHL
Roland W. Kohl
Chief Executive Officer

NEWS RELEASE

CONTACT:	Gary S. Maier Maier & Company, Inc. (310) 442-9852

HIGHWAY HOLDINGS LIMITED DECLARES CASH DIVIDEND

HONG KONG – February 8, 2011 -- Highway Holdings Limited (Nasdaq:HIHO) today announced its board of directors has declared a cash dividend of $0.08 per share on the company’s common stock. The dividend will be paid on April 18, 2011 to shareholders of record on March 8, 2011.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies. It also manufactures finished products, such as light fixtures, LED lights, radio chimes and other electronic products. Highway Holdings’ manufacturing facilities are located in Shenzhen in the People's Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are  forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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NEWS RELEASE

CONTACT:	Gary S. Maier Maier & Company, Inc. (310) 442-9852

HIGHWAY HOLDINGS TO PRESENT AT
RODMAN & RENSHAW CONFERENCE IN SHANGHAI

LOS ANGELES, CA – February 28, 2011 – Highway Holdings Limited (Nasdaq:HIHO) today announced it is scheduled to make a presentation on Tuesday, March 8, 2011 at 4:05 p.m. CST at Rodman & Renshaw’s Annual China Investment Conference to be held at The Le Royal Meridien Hotel in Shanghai.

Roland Kohl, chairman, president and chief executive officer, and Alan Chan, chief financial officer, will provide an overview of the company’s business and its growth opportunities.  A live webcast of the presentation will be available through the link www.highwayholdings.com and archived for a period of 30 days.

About Highway Holdings

Highway Holdings produces a wide variety of high-quality products for blue chip original equipment manufacturers -- from simple parts and components to sub-assemblies.  It also manufactures finished products, such as LED lights, radio chimes and other electronic products.  Highway Holdings’ manufacturing facilities are located in Shenzhen in the People’s Republic of China.

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements which involve risks and uncertainties, including but not limited to economic, competitive, governmental, political and technological factors affecting the company's revenues, operations, markets, products and prices, and other factors discussed in the company’s various filings with the Securities and Exchange Commission, including without limitation, the company’s annual reports on Form 20-F.

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